October 17, 2014

VIA EDGAR

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SUPERVALU INC.
Form 10-K for the Fiscal Year Ended February 22, 2014
Filed April 23, 2014
File No. 001-05418

Dear Ms. Thompson:

SUPERVALU INC. (“we,” “us,” “our” or the “Company”) respectfully submits this response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by e-mail on September 22, 2014, to the above-referenced filing. For your convenience, we have set forth each of the Staff’s comments immediately preceding each of our responses.

Pursuant to 17 C.F.R. §200.83, the Company has requested confidential treatment for certain information described below which is being submitted supplementally in response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended February 22, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 31

Net Sales, page 32

Gross Profit, page 33

1.	We note your disclosure on page 9 regarding the composition of your owned and operated versus licensed Save-A-Lot stores, as well as the number of stores opened and closed during the period. Please address each of the following for us:

•	Please tell us if you separately track net sales and gross profit attributable to your owned and operated stores and to licensee stores within your Save-A-Lot segment separately, whether you separately analyze changes in these amounts and who reviews this information;

•	Please tell us whether gross profit as a percentage of net sales is consistent between owned and operated versus licensed stores; and

•	Please tell us whether changes in net sales, gross profit and gross profit as a percentage of sales are consistent between periods for owned and operated versus licensed stores.

If you track and/or analyze changes in the aforementioned amounts, please provide us with the amounts and your analyses for each of the periods presented.

Company Response

•	Please tell us if you separately track net sales and gross profit attributable to your owned and operated stores and to licensee stores within your Save-A-Lot segment separately, whether you separately analyze changes in these amounts and who reviews this information;

Net sales and gross profit of Save-A-Lot Company-owned and operated stores (“Corporate Stores”), and net sales to and gross profit on sales to Save-A-Lot bannered stores owned and operated by licensees (“Licensee Stores”) are separately recorded by our accounting systems.

The Company’s fiscal year is comprised of thirteen four-week fiscal periods. On a fiscal period basis, Corporate Stores’ net sales and sales to Licensee Stores are tracked and analyzed separately. The fiscal period analysis of Corporate Stores’ net sales and sales to Licensee Stores assesses the results and underlying operational drivers, such as the impact of strategic operating activities (e.g., introducing meat cutting to Corporate Stores). This fiscal period analysis of net sales is provided to the Company’s Chief Operating Decision Maker (“CODM”) and the Company’s executive leadership team, including the Save-A-Lot segment manager.

Refer to SVU-6 and SVU-5 of the supplementally provided materials, for which confidential treatment has been requested, for the quarter-to-date fiscal period 7 analysis of Corporate Stores’ net sales and sales to Licensee Stores, respectively, as provided to the Company’s CODM and the Company’s executive leadership team, including the Save-A-Lot segment manager and certain other Save-A-Lot management. The Company analyzes full quarter results when reporting on the last period of a quarter.

Mr. Sam Duncan, President and Chief Executive Officer of SUPERVALU INC., is designated the Company’s CODM because he has responsibility for decisions regarding the allocation of resources and assessing the performance of the Company and its segments. Mr. Ritchie Casteel, President and CEO of Save-A-Lot, is designated the Save-A-Lot segment manager because, as a segment manager, he is directly accountable to, maintains contact with, and regularly discusses operating activities, financial results and proposed plans for the segment with the CODM.

In addition, daily identical store sales for Corporate Stores and daily identical store sales to Licensee Stores are provided in the Executive Flash Sales Report without any analysis. The report is distributed daily to the Company’s CODM and the Company’s executive leadership team, including the Save-A-Lot segment manager, and certain other Company leaders.

Refer to SVU-9 of the supplementally provided materials for which confidential treatment has been requested, for the daily report on Corporate Stores’ net sales and sales to Licensee Stores distributed to the Company’s CODM and the Company’s executive leadership team, including the Save-A-Lot segment manager, and certain other Company leaders as of October 12, 2014.

Corporate Stores’ internal gross profit and internal gross profit on sales to Licensee Stores are available as separate measurements from our accounting systems each fiscal period (collectively, “internal gross profit”). These separate internal gross profit measures are provided each fiscal period to the Save-A-Lot segment manager and certain other Save-A-Lot management.

Refer to SVU-2, SVU-3 and SVU-4 of the supplementally provided materials, for which confidential treatment has been requested, for the quarter-to-date fiscal period 7 financial report, which include Corporate Stores’ internal gross profit, internal gross profit on sales to Licensee Stores, and Save-A-Lot corporate overhead, respectively, as provided to the Save-A-Lot segment manager and certain other Save-A-Lot management. These supplemental materials are not provided to the CODM.

Save-A-Lot management uses the internal gross profit measures for period-over-period trend assessment of each respective measure. The Corporate Stores and Licensee Stores internal gross profit measures are not a meaningful measure for tracking or facilitating a separate economic assessment of their stand-alone performance or of the performance of one measure relative to the other, due to the following:

•	The internal gross profit measure does not burden Corporate Stores’ gross profit with shared distribution and warehousing costs. As can be seen per supplemental schedule SVU-3 titled “Retail”, illustrating financial data relating to the Corporate Stores, the Total other costs of sales subtotal line for Corporate Stores does not include any costs associated with warehouse and distribution, such as Salaries and wages, Incentive costs, Benefits, Occupancy, etc. except for Trucking expense. The corresponding subtotal line Total other costs of sales for Licensee Stores per supplemental schedule SVU-2 titled “Wholesale”, illustrating financial data relating to the Licensee Stores, includes costs associated with warehouse and distribution to both Corporate Stores and for sales to Licensee Stores. Warehousing costs are not allocated because they are managed as a single pool of costs.

•	The internal gross profit measures for Corporate Stores and on sales to Licensee Stores eliminate inter-Company profit from the Licensee Stores’ gross profit measure and transfers it to Corporate Stores. The inter-Company profit elimination is achieved through the Retail Addback line per supplemental schedule SVU-3 titled “Retail” and supplemental schedule SVU-2 titled “Wholesale”.

•	The internal gross profit measures for Corporate Stores and on sales to Licensee Stores do not include any allocation of Save-A-Lot’s cost of sales of centralized marketing and procurement functions per supplemental schedule SVU-4 titled “Corporate Overhead”. These cost of sales of centralized marketing and procurement functions represent costs of sales of both Corporate Stores and Licensee Stores.

Refer to SVU-1 of the supplementally provided materials, for which confidential treatment has been requested. Total Save-A-Lot gross profit is recorded by our accounting systems each fiscal period and represents the combined internal gross profit for Corporate Stores, internal gross profit on sales to Licensee Stores, and Save-A-Lot corporate overhead.

The Company does perform an analysis of Save-A-Lot segment gross profit on a fiscal period basis and this analysis is provided to the Company’s CODM and the Company’s executive leadership team, including the Save-A-Lot segment manager, and certain other Save-A-Lot management, each fiscal period. This analysis includes an assessment of the gross profit trends and operational drivers on a total segment basis.

Refer to SVU-7 of the supplementally provided materials, for which confidential treatment has been requested, for the analysis of the total Save-A-Lot segment gross profit provided to the Company’s CODM and the Company’s executive leadership team, including the Save-A-Lot segment manager and certain other Save-A-Lot management, each fiscal period. This supplemental information is the only Save-A-Lot gross profit analysis provided to the CODM.

•	Please tell us whether gross profit as a percentage of net sales is consistent between owned and operated versus licensed stores; and

Save-A-Lot distribution centers ship product to Corporate Stores and Licensee Stores. Save-A-Lot maintains program standards for Corporate Stores and Licensee Stores, which creates consistent end-customer-facing branding used to drive sales and maintain market presence. Pricing for delivered product is consistent for Corporate Stores and Licensee Stores. Similarly, recommended selling prices are also consistent between Corporate Stores and Licensee Stores within similar geographic markets. With shared advertising, actual prices are also generally consistent between Corporate Stores and Licensee Stores within the same geographic markets. Because Corporate Stores and Licensee Stores operate within the hard discount grocery channel and many operate within the same geographic markets under the same Save-A-Lot program standards, they are similarly impacted by general economic trends, such as inflation/deflation, unemployment, changes in consumer confidence and other factors including competition.

As outlined in the preceding response, the internal gross profit measure as a percentage of sales for Corporate Stores and the internal gross profit measure on sales to Licensee Stores are not meaningful for tracking or facilitating a separate economic assessment of their stand-alone performance or of the performance of one measure relative to the other.

•	Please tell us whether changes in net sales, gross profit and gross profit as a percentage of sales are consistent between periods for owned and operated versus licensed stores.

The Company believes Corporate Stores and Licensee Stores within the same geographic markets are similarly impacted by general economic trends, such as inflation/deflation, unemployment, changes in consumer confidence and competition. Save-A-Lot maintains program standards for Corporate Stores and Licensee Stores, which creates consistent end-customer-facing branding used to drive sales and maintain market presence.

Changes in net sales and gross profit may vary at times between annual periods for Corporate Stores versus Licensee Stores depending on various factors, including store counts in each group, strategic and operating initiatives, and the amount of purchases by licensees from the Company.

Refer to SVU-8 of the supplementally provided materials prepared in response to the Staff’s request, for which confidential treatment has been requested, for the amounts of net sales, identical store sales, gross profit and gross profit as a percentage of sales for Corporate Stores, Licensee Stores, Save-A-Lot Overhead and total Save-A-Lot.

The Company uses identical store sales at Corporate Stores and sales to identical Licensee Stores as a key measure for evaluating comparability. The Company’s key external metric has historically been network identical store sales, which combines identical store sales of Corporate Stores and sales to identical Licensee Stores.

Identical store sales for Corporate Stores and sales to identical Licensee Stores were directionally similar in fiscal 2012 and 2013. Identical store sales for Corporate Stores were higher than sales to identical Licensee Stores in fiscal 2014 mainly due to implementation of the fresh-cut meat program and a renewed focus on produce at our Corporate Stores. For example, many Licensee Stores already had fresh-cut meat programs in place and accordingly, their results were not similarly impacted by the new fresh-cut meat initiative in fiscal 2014. Without such strategic operational differences, the Company expects that gross profit movements will generally correlate.

As noted above, internal gross profit measures as a percentage of sales for Corporate Stores and on sales to Licensee Stores are not comparable measures and assessment of consistency between such measures is not appropriate. As seen in the information provided in supplemental schedule SVU-8, internal gross profit as a percent of sales for Corporate Stores did move directionally in the same way as internal gross profit as a percentage of sales to Licensee Stores between periods.

The Company only undertakes an analysis of Save-A-Lot segment gross profit on a combined basis each fiscal period and does not undertake a separate analysis of the internal gross profit measures for Corporate Stores or internal gross profit from sales to Licensee Stores.

*    *    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would be happy to discuss with you any additional questions the Staff may have regarding the Company’s disclosure. If you have any questions, please call me directly at 952-828-4623 or Stuart McFarland at 952-828-4569.

Sincerely,

/s/ Karla C. Robertson
Karla C. Robertson
Executive Vice President, General Counsel and Corporate Secretary

cc:	Sam Duncan, Chief Executive Officer and President
Bruce H. Besanko, Executive Vice President and Chief Financial Officer
Ritchie Casteel, President and CEO of Save-A-Lot
Susan S. Grafton, Senior Vice President, Finance, and Chief Accounting Officer
David W. Johnson, Vice President, Controller
Stuart D. McFarland, Vice President, Associate General Counsel and Assistant Corporate Secretary
Irwin S. Cohen, Chairman of the Audit Committee
Gary L. Tygesson, Dorsey & Whitney LLP
George Kehl, KPMG LLP